Contact

www.linkedin.com/in/ericjacksonactthree (LinkedIn)

Top Skills

Agriculture

Entrepreneurship

Agribusiness

Honors-Awards

College of Agriculture, Consumer and Environmental Sciences Award of Merit

TCB 100 Innovator

Publications

The Value of Big Data in Agriculture

Eric H. Jackson

Working with good people on important issues and big opportunities in global food & agriculture systems. Illegitimi non carborundum.

Stillwater, Minnesota, United States

Summary

Healthy Soil > Healthy Food > Healthy People > Healthy Communities > Healthy Planet

True Cost Accounting in Food & Agriculture Production Systems

Currently sheltering on ancestral lands of the Anishinabewaki ####### people.

Experience

Victory Hemp Foods

Board of Directors

January 2021 - Present (4 years 7 months)

Louisville Metropolitan Area

Victory Hemp Foods hemp heart proteins and hemp heart oils help manufacturers create delicious, easily digested, allergen-free, high Omega-3 beverages, foods, and skin care products.

Naware

Advisor

January 2025 - Present (7 months)

Greater Minneapolis-St. Paul Area

The Zephyr Theatre

Board of Directors

October 2023 - Present (1 year 10 months)

Stillwater, MN

We create live arts productions that are visually, artistically and emotionally inventive. We incorporate music, movement, and dramatic expression in new and intriguing ways. We provide a gathering place for the community and youth to discover their full potential in the arts.

Other Half Processing SBC

Advisor

July 2021 - Present (4 years 1 month)

Greater Minneapolis-St. Paul Area

Partnering with producers to source and market traceable hides & byproducts from the "other half" of regenerative livestock.

Homeplate Solutions
Advisor
July 2020 - Present (5 years 1 month)

Richmond, Virginia, United States

Our AI-powered food management ecosystem empowers Community-Based Nutrition Providers to address critical challenges in food access, affordability and nutrition. Entrusted by the White House and the CDC, Homeplate was selected to help lead the transformation.

Programs developed by Homeplate deliver millions of meals every year to some of the most vulnerable people in the USA. Food is the Currency of Care™.

Water Asset Management, LLC
Advisor
September 2021 - Present (3 years 11 months)

Water Asset Management ("WAM"), founded in 2005, invests exclusively in companies and assets that ensure water quality and supply. WAM's investment team comprises two distinct groups focused on global listed water public equities and water resources and regenerative farmland in the US South West respectively. WAM is one of the first water industry focused investors and is widely recognized as a water industry thought leader.

University of Minnesota
Forever Green Partnership Advisory Council & Strategy Group
May 2020 - Present (5 years 3 months)

Greater Minneapolis-St. Paul Area

Our Mission

The Forever Green Partnership Advisory Council will catalyze the adoption of Continuous Living Cover agriculture across the landscape of the Upper Midwest USA.

Our Strategies

Co-constructing scaling pathways for CLC agriculture

Learn from and with producers and supply chain actors at all scales

Building up BIPOC and woman owned agriculture and supply chain enterprises
Resourcing research and market development opportunities for CLC ag.
Advocating across sectors for the integration of CLC ag into current ag at extensive scales.
Bridging FGP R+D teams and the LEN to new partnerships, opportunities and ideas.

https://sites.google.com/umn.edu/fgp

The Yield Lab
Advisor
September 2014 - Present (10 years 11 months)

Enabling entrepreneurs to sustainably revolutionize agrifood systems, globally.

Bionutrient Food Association
4 years

Board Chair
November 2021 - January 2025 (3 years 3 months)
Greater Boston

Advisor
February 2021 - October 2021 (9 months)
Greater Boston

The mission of the Bionutrient Food Association is to increase quality in the food supply. We research the variations in the nutrient density of foodstuffs in an attempt to identify the key influencing factors. All of our work is in the commons and we invite anyone to leverage what we have created in furtherance of their own research or simply to improve the quality of their food.

iSelect Fund
Selection Committee
August 2018 - December 2021 (3 years 5 months)
Greater St. Louis Area

Investing at the Nexus of Food and Health

Pipeline Foods
4 years 3 months

Advisor
May 2019 - March 2021 (1 year 11 months)
Minneapolis, Minnesota

Founder and CEO
January 2017 - April 2019 (2 years 4 months)

Campitor Investment Partners
Advisor
March 2016 - February 2020 (4 years)
Stellenbosch, South Africa

Campitor is an operationally active investment holding company with a long term investment horizon that invests across the agribusiness value chain in Africa.

University of Illinois at Urbana-Champaign
Agricultural and Consumer Economics Advisory Committee
August 2016 - July 2019 (3 years)
Urbana-Champaign, Illinois Area

The counsel and support of more than 1600 individuals who have served on departmental advisory committees in the past 100 years at the University of Illinois has been most valuable in fulfilling our teaching, research, and extension missions of the College. We follow a strategic plan that casts the University of Illinois into a position of global preeminence, while retaining local relevance, relying more than ever before on stakeholders and advisors for their insights and recommendations as we face a variety of challenges.

American Fats and Oils Association
Board of Directors-Past President
January 1989 - December 2018 (30 years)
Greater New York City Area

North American trade association and rule-making body for the trading of animal and vegetable fats, oils and proteins. Our purpose is to foster global trade and commerce for fats and oils and their related proteins.

Conservis
8 years 10 months

Executive Advisor
January 2017 - June 2018 (1 year 6 months)
Greater Minneapolis-St. Paul Area

co-Founder & Chief Sustainability Officer
September 2009 - December 2016 (7 years 4 months)
Greater Minneapolis-St. Paul Area

Cheetah Development
Board of Directors
January 2015 - December 2016 (2 years)
Greater Minneapolis-St. Paul Area

Developing agriculture and food systems in Tanzania and other SSA countries.

University of Iringa (Formerly known as Tumaini University - Iringa University College)
U.S. Advisory Committee, Institute of Agriculture
August 2012 - November 2015 (3 years 4 months)
Iringa, Tanzania, East Africa

The Institute of Agriculture was formed in 2003 as a department of Tumaini University-Iringa, Tanzania. The primary rationale in forming the Institute of Agriculture was to help address a food production shortage in the Iringa region.

The U.S. Advisory Committee accomplished what it set out to do and was sunsetted in November 2015. We transitioned all oversight of operations to the local community in Iringa.

Global Minnesota
Board of Directors
2007 - September 2011 (4 years)
Minneapolis, MN

General leadership and fiduciary oversight of Global Minnesota (formerly known as the Minnesota International Center).

Initiated the Board's strategic planning process and served as chair of the Membership Committee.

Global Minnesota is a member of the National World Affairs Councils of America, a member of Global Ties U.S., the nonprofit arm of the U.S. Department of State's International Visitors Leadership Program, and an affiliate of the Foreign Policy Association.

University of Illinois at Urbana-Champaign
Senior Carbon Expert : Environmental Change Institute
September 2008 - March 2011 (2 years 7 months)

External business development

Provided expertise and guidance for the formation of Illini Carbon, the University of Illinois Carbon Registry, the first organization of its kind in the USA.

Chaired the first and second annual ECI Summit conferences;
"Cap & Trade" and "Climate Change : Agricultural Solutions"

CP Holdings LLC
co-Founder
April 2007 - September 2009 (2 years 6 months)

Member of the Chicago Climate Exchange dba Carbonless Promise.

Developed carbon sequestration programs for farmers and ranchers across the midwest USA. Primary fiduciary for the monetization of carbon credits for our clients.

University of Minnesota
CEO-In-Residence for Renewable Technologies : OTC Venture Center
July 2007 - December 2007 (6 months)

Contracted as an executive advisor to identify opportunities for the commercialization of renewable and sustainable technologies developed at the University of Minnesota.

The Scoular Company
Senior Vice President & Board of Directors
June 1998 - March 2007 (8 years 10 months)

Joined The Scoular Company as a result of executing the sale of International Proteins Corporation to TSC.

General Manager of the Industrial Markets Division. Senior executive responsible for the global trade of agricultural commodities; grain, food and feed ingredients. Developed Scoular's export trading program for containerized grain and feed ingredients, as well as Scoular's international container freight business as a licensed NVOCC under the Federal Maritime Commission.

Zeigler Bros., Inc.
Board of Directors
1998 - 2004 (6 years)

Gardners, PA

Building Value to Life through Innovative Nutrition
We strive to build our business around a strategy of innovative nutrition. Foods that provide for proper nutrition bring value to life for both humans and animals. Through our contribution of high-performance aquaculture products, we strive to be a part of producing healthy seafoods. Our research diets developed for biomedical research are aimed at helping in the resolution of human illness and disease. And our pet diets are directed toward improving nutrition for a variety of pet and zoo animals, which are enjoyed by young and old alike. This continuing need for improved nutrition grants us the vision to produce products and services which provide value to the lives of others.

International Proteins Corporation (acquired by The Scoular Company)

Chairman & CEO

June 1988 - July 1998 (10 years 2 months)

Greater New York City Area

Senior executive of publicly traded (American Stock Exchange) international agricultural commodity trading, risk management and logistics company. Doing business in ~ 60 countries.

Headquartered in the New York City area with trading offices in St. Paul, MN; Santiago, Chile; Lima, Peru; Panama City, Panama; Izmir, Turkey; Bangkok, Thailand

Privatized and recapitalized IPC in 1990 and became CEO. Moved company HQ and Trading Operations to St. Paul, MN in 1993. Executed the sale of IPC to The Scoular Company in 1998.

Global Risk Management, Inc.

co-Founder

1995 - 1998 (3 years)

Global Risk Management aka GRM is a niche consultancy firm specializing in commodity risk management for food and agribusiness industry supply chains.

University of Illinois at Urbana-Champaign

Executive-in-Residence : Food and Agribusiness Management Program

September 1995 - December 1995 (4 months)

The Executive-in-Residence program was started in 1988 to enhance student understanding of management in the food and agribusiness sector.

The Pillsbury Company

Manager-Market Development : Special Commodities Group

June 1983 - June 1988 (5 years 1 month)

Greater Minneapolis-St. Paul Area

Previously known as the Feed Ingredient Division, the Special Commodities Group was the cash commodity merchant group within The Pillsbury Company that traded all agricultural commodities except whole grains and oilseeds.

Education

University of Illinois at Urbana-Champaign

Bachelor of Science, Agricultural Economics